UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

AHP SERVICING, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10899

IRS EIN: 32-0536439

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

(866) 247-8326

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For the 6 months beginning January 1, 2020 and ending June 30, 2020 (the “Operating Period”), the Company generated $1,653,522 in revenue, which included $537,405 servicing fee revenue and $118,620 asset management fee revenue. At the end of Operating Period, we had 41 servicing clients and serviced 1,890 mortgages. Operating losses over the period totaled $2,089,384 and were driven by personnel costs of $2,200,300 that resulted from front loaded hiring to ensure there is capacity and expertise to manage significant future growth in the servicing portfolio.

During the Operating Period we purchased 131 loans for a purchase price of $8,980,332. We will continue to use the remaining proceeds from the registration statement to make disciplined investments in additional mortgages as well as to fund operating expenses. As of June 30, 2020, the Company had assets totaling $20,703,866 on the balance sheet, including mortgage loans held for sale of $17,631,190 and cash of nearly $950,102 with total liabilities of only $1,963,077.

Liquidity and Capital Resources

Our registration statement on Form 1-A, pursuant to which we offered to sell up to $50,000,000 of Class A interests, was declared effective by the Securities and Exchange Commission on November 5, 2018. As of June 30, 2020 we have raised $30,287,473 in Class A interests, of which $10,166,320, was raised during the Operating Period.

During the Operating Period, the Company obtained a Paycheck Protection Program loan in the amount of $396,640 from Affiliated Bank. The Company had no other debt during the Operating Period. However, we may utilize debt financing to purchase additional non-performing mortgages.

Trend Information

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout United States and the world. As of the date this semiannual report, there is considerable uncertainty around the expected duration of the pandemic and the economic impact of the pandemic has been significant. Jobless claims have spiked as millions of workers have been laid off as a result of “social distancing” while the gross domestic product of the United States decreased by an annualized rate of 32.9% during the second quarter of 2020. Although we are working from incomplete information, we expect that:

•	Borrowers may continue to default on paying back the loans we service, causing us to spend additional time and money on reaching resolutions;

•	Foreclosure and eviction moratoria across the country may continue to impact our ability to move forward with legal actions against defaulting borrowers;

•	The market for distressed mortgage loans may increase significantly, presenting us with a tremendous opportunity to acquire loans that directly meet our investment strategy, and to service loans newly-acquired by others;

•	Additional competitors may enter the distressed mortgage loan market as newer, less-risky loans become scarcer, credit markets tighten, and business face increased uncertainty about the future;

•	The pandemic may continue to cause significant uncertainty in the value of assets, including real estate assets. In the short run, we expect the pandemic to cause our revenue to decrease. We do not know how long the pandemic will last or how its effects will ripple through the American economy. However, we will continue to take a disciplined, value approach to deploying our capital, which is consistent with our pricing model and investment parameters. This value-oriented approach will continue to focus on mortgages secured by homes in low to moderate value areas, which are precisely the areas most directly impacted by the economic fallout from the pandemic and where we believe we will have the most success for both our investors and our borrowers.

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Item 2: Other Information

We have two additional updates on the Company’s activities during the Operating Period, as well as an additional update on an action taken after the Operating Period but prior to the filing of this semiannual report:

1.      First, the Company experienced several personnel changes during the Operating Period, and Tim Gillis was appointed President of the Company in September, 2020, after the close of the Operating Period. As of the date of this semiannual report, the following persons constitute the Company’s senior leadership team:

Jorge Newbery, CEO and Director

Jorge Newbery founded American Homeowner Preservation LLC (“AHP”) in 2008 as a nonprofit organization with a mission of keeping families at risk of foreclosure in their homes. In 2009, AHP transitioned to a for-profit entity, but AHP and the Company continue to operate with a dual purpose: to earn returns for Investors while seeking consensual solutions to help struggling homeowners keep their homes.

Mr. Newbery brings a wealth of real estate and mortgage experience to his role. He was the President of Budget Real Estate Inc. from 1995 to 2008, where he brokered over 1,000 troubled Department of Housing and Urban Development and real estate owned properties and acquired, renovated and operated over 200 distressed multi-family, single-family and commercial properties. By 2004, Mr. Newbery owned more than 4,000 apartment units nationwide.

On Christmas Eve in 2004, financial disaster struck in the form of an ice storm, devastating Mr. Newbery’s largest holding, the 1,100 unit Woodland Meadows complex in Columbus, Ohio. Mr. Newbery wound up in extended litigation with the insurer which eventually settled for $32 million, but the settlement was too little, too late. Mr. Newbery lost everything and emerged $26 million in debt. The lessons learned from this experience formed the foundation for the establishment of AHP.

From 1992 to 1995, Mr. Newbery co-founded and operated Sunset Mortgage, which specialized in obtaining loans for homeowners faced with challenging credit hurdles.

Tim Gillis, President

Tim Gillis was appointed President of the Company in September, 2020. Prior to joining the Company in June 2020 as the Senior Vice President of Business Development, Mr. Gillis held executive positions with companies providing products and services to Hedge Fund and Capital Market clients. Mr. Gillis has 25 years of lending and servicing experience, with his most recent experience managing a team focused on special servicing, quality control, component outsourcing and foreclosure trustee services.

Craig Lindauer, Director of Servicing / Chief Financial Officer

Craig Lindauer is the Chief Financial Officer and Director of Servicing for the Company. In his role, Mr. Lindauer is responsible for all aspects of the financial management of the Company and its loan servicing operations, including corporate tax strategies, treasury management, corporate and mortgage accounting and investor relations. He is a results-driven leader who offers broad management, with a concentration on internal controls and strategic planning to AHP management.

Prior to joining the Company, Mr. Lindauer served as the Executive Vice President for Seneca Mortgage Services and its predecessors for 15 years. He has more than 30 years in the mortgage servicing industry, with a substantial focus on the financial sectors. Mr. Lindauer is adept with the Black Knight Mortgage Servicing platform, which the Company is converting to, in order to increase the Company's efficiencies and superior customer service.

Mr. Lindauer is a graduate of Canisius College with a bachelor’s degree in accounting.

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Charles King, Chief Compliance Officer

Charles King holds a Juris Doctor degree from the University of Michigan Law School and a Bachelor of the Arts degree in political science from the University of Iowa. Mr. King is licensed to practice law in the state of Illinois.

Mr. King joined the Company in April 2018 as Vice President and Chief Compliance Officer. Prior to joining the Company, Mr. King worked at Dovenmuehle Mortgage, Inc. from January 2012 to April 2018. Mr. King served in a variety of capacities, including Staff Attorney in Dovenmuehle's corporate Legal Department where he advised on a range of legal issues, with a focus on licensing and state regulatory compliance issues. He previously served as the Assistant Manager of the Default Litigation Department, Assistant Manager of Dovenmuehle's Attorney Oversight Department, Compliance Associate, and Default Litigation Specialist.

Anne Herman , Senior Vice President Financial Controls

Anne Herman joined the Company in January 2020 as Vice President of Financial Controls.  In July of 2020 Ms. Herman was promoted to Senior Vice President and took on all non-default related departments. She is a consummate professional with a passion to provide excellence to our customers both externally and interanally.

Prior to joining the company, Ms. Herman worked at Traveler’s Insurance and Seneca Mortgage Servicing for 15 years. She has over 25 years of experience in the mortgage servicing industry and is a graduate of Niagara University with a bachelor’s degree in accounting.

Robert Camerota, Vice President

Robert Camerota is Vice President, specializing in Loan Origination. Mr. Camerota is leading AHP Mortgage Direct (discussed below), which helps borrowers of all loan sizes achieve and preserve homeownership with honest, transparent and effective mortgages. He has been in the mortgage industry for more than 30 years and brings significant knowledge of mortgage operations. Throughout his career, Mr. Camerota has helped develop and implement products and services, and technology that enhances both the client and consumer experience through innovation, planning, and execution in compliance with state and federal regulatory requirements.

2.      Second, during the Operating Period, the Company established a wholly-owned division, AHP Mortgage Direct, to focus on the origination of first mortgages between $5,000 and $75,000. Whereas, most originators set minimum loan amounts between $50,000 to $75,000, as a social impact company, we decided to assist people (especially those in very low-, low-, and moderate income communities) acquire homes and build wealth. To make these loans financially feasible, we have engaged the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) to provide us with incentives to originate micro-mortgage loans (the smaller the loan, the greater the incentive). We will also leverage our use of technology to automate and semi-automate the mortgage origination process wherever possible, reducing the dependence on commissioned loan officers and only utilizing a contact center with loan officers who only get involved for parts of the process where a license is required.

According to data provided by Realty Trac (a real estate information company), in 2017, approximately 10% of the 95 million homes in the United States had values under $100,000. Of these, we estimate that approximately 3% have values under $50,000 and 5% had values under $75,000. We believe this is potentially lucrative and socially-impactful market that will align well with the services we already offer through the Company and our related entities.

While we created AHP Mortgage Direct during the Operating Period, we intend to launch AHP Mortgage Direct in October, 2020.

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Item 3: Financial Statements

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AHP SERVICING, LLC

BALANCE SHEETS

June 30, 2020 and December 31, 2019 (unaudited)

	2020	2019
ASSETS
Cash and cash equivalents	$950,102	$666,383
Accounts receivable	313,225	200,542
Fixed assets	197,993	151,163
Mortgage loans held for sale	17,631,190	8,457,349
Commercial business loans	635,962	–
Due from related parties	305,059	4,141,959
Other assets	670,335	281,844
TOTAL ASSETS	$20,703,866	$13,899,240

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Due to related parties	$334,343	$–
Paycheck Protection Program loan	396,460	–
Accounts payable and accrued expenses	1,232,274	868,760
Total Liabilities	1,963,077	868,760

Members’ Equity:
Class A Units, unlimited authorized	24,382,619	16,582,925
Accumulated profit - attributed to Class A Units	(5,641,830)	(3,552,445)
Total Member’s Equity:	18,740,789	13,030,480
TOTAL LIABILITIES AND MEMBER’S EQUITY	$20,703,866	$13,899,240

See accompanying notes, which are an integral part of these financial statements

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AHP SERVICING, LLC

STATEMENT OF OPERATIONS

For the six months ending June 30 (unaudited)

	2020	2019
REVENUE
Loan servicing fees	$537,405	$488,417
Asset management fees	118,620	477,000
Interest income
– third parties	151,970	21,118
– related parties	309,509	–
Sale Proceeds	525,019	–
Other income	10,999	4,179
Total revenue	1,653,522	990,714

EXPENSES
Cost of assets sold	$448,374	$–
Salaries & wages	2,200,300	1,094,246
Professional fees	409,787	211,850
Interest expense	–	–
Marketing	54,870	65,524
Bank fees	16,821	4,872
Legal expenses	72,975	78,763
Other expenses	539,779	314,621
Total operating expenses	3,742,906	1,769,876

NET LOSS	$(2,089,384)	$(779,162)

See accompanying notes, which are an integral part of these financial statements

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AHP SERVICING, LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY

For the 6 months ending June 30, 2020 (unaudited)

Class A Units

Balance, December 31, 2019	$13,030,480

Issuance of Units	8,209,994

Distribution of Units	(410,301)

Allocation of net income	(2,089,384)

Balance, June 30, 2020	$18,740,789

See accompanying notes, which are an integral part of these financial statements

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AHP SERVICING, LLC

STATEMENT OF CASH FLOWS

For the 6 months ending June 30, 2020 and 2019 (unaudited)

	2020	2019
Cash Flows from operating activities
Net income	$(2,089,384)	$(779,162)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash items:
Depreciation and amortization	56,058	50,297
Changes in operating assets and liabilities:
Due from related parties	4,230,244	(254,899)
Accounts receivable	(112,683)	(435,560)
Accounts payable	89,030	(119,949)
Other assets	223,453	135,264
Net cash provided by (used in) operating activities	2,396,718	(1,404,009)
Cash Flow from Investing Activities
Purchases of investments	(9,809,803)	(1,999,902)
Purchases of property and equipment	(102,889)	(47,601)
Net cash used in investing activities	(9,912,692)	(2,047,503)
Cash flow from financing activities
Issuance of units	8,209,994	9,891,160
Distribution of units	(410,301)	(1,391,377)
Payments for notes payable	–	–
Net cash provided by financing activities	7,799,693	8,499,783
Net change in cash	283,719	5,048,271

Cash at beginning of period	666,383	3,238,644
Cash at end of the period	$950,102	$8,286,915

See accompanying notes, which are an integral part of these financial statements

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

A.	NATURE OF OPERATIONS

AHP Servicing, LLC (the “Company”), is a limited liability company organized June 27, 2017 under the laws of the state of Delaware. The Company was organized to develop and market a specialty mortgage servicing business as well as to invest in and service pools of defaulted mortgage loans (loans that are secured by a mortgage on real estate and delinquent on payments).

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”) as codified in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC).

The Company adopted the calendar year as its basis of fiscal reporting.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash and cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Escrow Cash

The Company maintains segregated bank accounts in trust for escrow balances for mortgagors.

Mortgage Loans Held for Sale

Mortgage loans purchased and held for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined using quoted prices for similar assets, adjusted for specific attributes of that loan, which would be used by other market participants.

Asset Management Fees

The Company performs asset management services for certain mortgage loans held by a related party. Asset management fees are based on a monthly loan fee in accordance with the underlying agreement and are recognized into revenue on a monthly basis.

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Income

Interest income on mortgage loans held for investment is recognized for the period from loan purchase investment upon the principal balance outstanding and contractual interest rates. Revenue recognition is discontinued when the recovery of principal and interest becomes doubtful and the mortgage loans held for investment ae pit on nonaccrual status, interest income on note receivable, related party is recognized based on principal balance outstanding and contractual interest rate.

Loan Servicing Fees and Revenue Recognition

FASB ASC 606, revenue from contracts with customers (ASC 606), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers, the core principle requires an entity to recognize revenue to depict the transfer of goods or services for customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or service recognized as performance obligations are satisfied. The majority of the company’s revenue generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as the company’s loans, as well as revenue related to the company’s mortgage servicing activities.

Loans servicing fees represent revenue earned for servicing loan for various investors and affiliated entities. Loan servicing fees are based on a contractual percentage of the outstanding unpaid principal balance and are recognized into revenue as the related mortgage payments are received. Loan servicing fees are charged to operations as incurred.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at June 30, 2020 consisted of computers, capitalized software, and office equipment with estimated useful lives of 3-5 years. Depreciation and amortization expense totaled $204,577 as of June 30, 2020.

	Useful Lives (years)	2020	2019
Property and equipment, at cost
Capitalized Software	3	$210,099	$210,099
Computers	3	154,625	72,347
Furniture, Fixtures & Equipment	3	37,846	17,236
Total Property and equipment,at cost		402,570	299,682

Accumulated depreciation and amortization
Capitalized Software		(137,925)	(103,813)
Computers		(59,548)	(40,063)
Furniture, Fixtures & Equipment		(7,104)	(4,643)
Total Accumulated depreciation and amortization		(204,577)	(148,519)
Total Property and equipment, net		$197,993	$151,163

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capitalized Internal Software

The Company accounts for its internally developed software in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350-40, Intangibles – Goodwill and Other, Subtopic Internal Use Software (ASC 350-40). Per ASC 350-40, direct costs incurred during the preliminary project stage are expensed as incurred. Once the capitalization criteria of ASC 350-40 have been met, external direct costs of materials and services consumed in developing or obtaining internal use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal use software are capitalized. The Company did not capitalize internally developed software costs during the year ended June 30, 2020. the company capitalized internally developed software costs totaling $113,809 during the year ended December 31, 2019.

Servicing Receivables

Servicing receivables represent funds advanced by the Company on behalf of customers and investors to cover delinquent balances for property taxes, insurance premiums, and other out-of-pocket costs. Servicing receivables are made in accordance with the servicing agreements and in certain cases are recoverable upon collection of future borrower payments, from the payment of accounts receivable, or from the proceeds resulting from the foreclosure of the underlying loans. The Company periodically reviews servicing receivables for collectability and amounts are written off when the are deemed uncollectible. No allowance has been recorded at June 30, 2019 as management has determined that all amounts are fully collectible.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC-340-10-S99-1 and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (SAB) Topic 5A – “Expenses of Offering.” Deferred Offering Costs consist principally of legal fees incurred in connection with the Offering discussed in Note E. Prior to the completion of the Offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to members’ equity upon the completion of the Proposed Offering or expensed if the Proposed Offering is not completed.

Stock-Based Compensation

The Company’s management has granted common stock to key employees. Grant-date fair value is determined using a third party valuation. Compensation cost for service-based equity awards is recognized on a straight line basis over the requisite service period, which is generally the vesting period.

Income Taxes

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal or state income tax provisions have been recorded in the financial statements as all items of income and expense generated by the Company are reported on the members’ income tax returns. The Company has no federal or state tax examinations in process as of June 30, 2020.

Risks and Uncertainties

The Company’s primary business activity is the servicing of mortgage loans. The mortgage loan industry is directly affected by the housing market and interest rates. This makes the Company susceptible to economic changes in the housing markets and changes in interest rates.

C.	PAYCHECK PROTECTION PROGRAM LOAN

During the first half of 2020, the Company obtained a Paycheck Protection Program loan in the amount of $396,460 from Affiliated Bank. These funds have been fully utilized for purposes which we believe to qualify for forgiveness and we intend to apply for full forgiveness of the loan.

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

D.	MEMBERS’ EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

The Company’s Proposed Offering (the Offering) under Regulation A was qualified by the SEC on November 5, 2018. Under the Offering the Company is offering for sale up to 5,000,000 shares of Series A Preferred Stock at a price of $10 per share.

The Company allows for accredited and non-accredited investors in Series A Preferred Stock. The SEC has specific requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering.

The Board of Directors has exclusive control over all aspects of the Company’s business. As a result, owners of Series A Preferred Stock have no right to participate in the management of the Company and do not have any voting rights.

E.	STOCK-BASED COMPENSATION

The Company has granted common stock to key employees of the Company, which vest over a three-year period. Compensation cost is recognized over the requisite service period, generally defined as the vesting period. Compensation is recognized on a straight-line basis over the requisite service period for the entire award. The Company did not recognize compensation expense during the six months ending June 30, 2020.

F.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under an operating lease agreement, which expires in November 30, 2021. Rent expense under the lease agreement totaled $77,216 for six months ending June 30, 2020. Future minimum rental payments under the operating lease are as follows as of June 30, 2020:

Year Ending December 31,	Amounts

2020	$155,190
2021	159,456

Total	$314,646

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

G.	RELATED PARTY TRANSACTIONS

The Company has a servicing agreement with American Homeowner Preservation 2015A+, LLC (AHP 2015A+). Both the Company and AHP 2015A+ are subsidiaries of Neighborhoods United, LLC.

The Company performs asset management services and servicing for AHP 2015A+. As of June 30, 2020, the total amount owed by AHP 2015A+ for activities was $399,235 and is included in accounts payable in the balance sheet as of June 30,2020. In addition, AHP Servicing has investments in affiliates totaling $453,213 as of June 30,2020. Total amounts due to AHP 2015A+ was $59,000 and $334,343 for mortgages deals and line of credit. Total servicing and asset management fees totaled $476,570 and $118,620 for the period ended June 30,2020.

In the event related companies are unable to fulfill their obligations with the counterparty, the Company may be required to perform to the extent the related companies have outstanding obligations.

F.	MEMBERS’ EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

The Company allows for accredited and non-accredited investors. The Securities and Exchange Commission (SEC) has specific requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering. The Interests in the Company are divided into two classes of interest: “Class A Interests” (or “Class A Units”) and “Class M Interests” (or "Class M Units”). All of the Class M Interests shall be owned by the Managing Member, as defined in Note E. The Class A Interests shall be owned by members whose subscriptions are accepted by the Managing Member to own Class A Interests, which may include the Managing Member and/or its affiliates.

Members owning a Class A Interest are referred to as “Class A Members” and members owning a Class M Interest are referred to as “Class M Members.” The Class A Interest of a Class A Member shall be equal to a fraction, the numerator of which is such Class A Member’s Capital Contribution to the Company and the denominator of which is the aggregate of all Capital Contributions made to the Company.

The Board of Directors shall manage and conduct the business and affairs of the Company, in accordance with the operating agreement. No other member shall participate in the management of the Company. Therefore, Class A Members have no voting rights. The Board of Directors is under no obligation to fund Company cash flow deficits, incur the obligations, debts, or liabilities of the Company, or otherwise provide direct or indirect financial assistance to the Company.

The number of interests and capital accounts in the Company are unlimited; however, the Company is limited to no more than $50,000,000 in capital contributions during any period of twelve month period.

If the Company has money after paying all of its expenses (and establishing appropriate reserves for future obligations), it intends to distribute that money to its stockholders. Distributions to Investors will be governed by the Authorizing Resolution that establishes the Series A Preferred Stock. Under the terms of the Authorizing Resolution, while any share of Series A Preferred Stock remains outstanding, any distributions by the Company must be made in the following order of priority:

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

F.	MEMBERS’ EQUITY – CONTINUED

•	First, to Investors until they have received a compounded return of 10% per year on their invested capital.

•	Second, any remaining funds will be distributed to Investors until they have received a return all of their invested capital.

•	Third, any remaining funds after Investors have received their 10% annual return and all of their invested capital will be retained by the Company’s common stockholder(s) (its management).

The Board of Directors must try to return all of the money invested by each Class A Member no later than the fifth (5th) anniversary following the investment. If the Company doesn’t have enough money, Class A Members might receive a return of their investment later than five years, or not at all. If the Company is profitable, its intention is that investors will receive a return of their investment sooner than five years.

Likewise, the Company’s profits and losses are allocated 100% to Class A Interests outstanding on a pro rata basis until a 10% compounded return on all Class A Interests’ Unreturned Investment is achieved. All profits and losses thereafter are allocated to common stockholder(s) on a pro rata basis. For the six month ended June 30, 2020, the Company’s net income was allocated 100% to the Class A Interests.

G.	FAIR VALUE MEASUREMENTS

Due to the short-term nature, the company’s value of cash equivalents, escrow cash, short term receivables, note receivable, related party, and short-term payables approximate their fair value at June 30, 2020.

H.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 29, 2020, the date the financial statements were available to be issued.

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 7, 2020.

AHP SERVICING, LLC

By: /s/ Jorge Newbery
Jorge Newbery, President & CEO

This Semiannual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Craig Lindauer

Craig Lindauer, Chief Financial Officer

October 7, 2020

/s/ Jorge Newbery

Jorge Newbery, President and Chief Executive Officer

October 7, 2020

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